Exhibit 99.4

Hello Everyone,

This is Kathrine from the Research Team here at Masterworks.

Today, we are excited to bring you xExvxoxlxuxtxixoxnx xRxexvxoxlxuxtxixoxnx xIxIx by the legendary Kenny Scharf.

Scharf is known for his vibrant and whimsical pop art and graffiti art. He rose to prominence in the downtown NYC art scene in the 1980s and his close contemporaries are Jean-Michel Basquiat, Keith Haring, and Andy Warhol.

Scharf’s market has continued to perform well as the average price realized at auction for his works has grown at an annualized rate of 18.5% between 2010 and 2022, and his Top Auction Record is currently $983K which was achieved in May 2022. Across 23 repeat sales, Scharf’s second sale fetched a higher price 96% of the time.

xExvxoxlxuxtxixoxnx xRxexvxoxlxuxtxixoxnx xIxIx is a medium-scale painting and is a part of the xExvxoxlxuxxtxixoxnx xRxexvxoxlxuxtxixoxnx series created by Scharf this past April for a special New York City gallery exhibition. This series explores the themes of evolution and revolution. The paintings are characterized by their bright colors, bold shapes, and cartoon characters.

So why do we like this painting? Three reasons:

One: Since 2010, works similar to this offering have achieved an annualized growth rate of 18.5% and are led by City of the Future (2005), which sold for $983,175 at Bonhams, New York on May 19, 2022.

Two: As of June 2023 Scharf had a Sharpe Ratio of 0.96, which outperformed both the S&P 500 and the Art Market based on data from May 1990 to June 2023.

Three: Masterworks bought this painting directly from the Gallery which commissioned the monumental works, making Masterworks’ investors the first-ever owners of the Painting.

Thank you for joining us, and we look forward to introducing you to this fantastic work by Kenny Scharf.